LORD ABBETT SERIES FUND, INC.

90 Hudson Street

Jersey City, NJ 07302

May 25, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Joint Fidelity Bond (Bond No. 87023109B) for the Lord Abbett Series Fund, Inc.

      (File No. 811-05876)

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(i) under the Investment Company Act of 1940, hereby enclose for filing with the Commission:

(i)	Riders 15 and 16 to the joint insured bond covering the registered investment companies named in Exhibit C below (Exhibit A);

(ii)	Certificates signed by an authorized officer of the Funds certifying the resolutions of a majority of the Board of Directors who are not “interested persons” of each of the Funds approving the amount, type, form and coverage of the Joint Fidelity Bond and the portion of the premium to be paid by each Fund (Exhibit B);

(iii)	Exhibit C showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond. Premiums on the joint insured bond have been paid for the period through June 30, 2010; and

(iv)	A copy of an agreement among the Funds and all of the other named insureds under the Blanket Fidelity Bond, which is required pursuant to paragraph (f) of Rule 17g-1 (Exhibit D)*.

Please contact the undersigned if you need any additional information at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary of Lord Abbett Series Fund, Inc.

Encl.

*	Incorporated by reference to the Blanket Fidelity Bond filed on August 17, 2009.

EXHIBIT A

RIDER NOs. 15 and 16

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED		BOND NUMBER

Lord, Abbett & Co. LLC		87023109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

May 1, 2010	June 30, 2009 to June 30, 2010	/s/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

•	Developing Growth Portfolio

•	International Core Equity Portfolio

•	Total Return Portfolio

•	Value Opportunities Portfolio, each a series of:

Lord Abbett Series Fund, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 16

INSURED		BOND NUMBER

Lord, Abbett & Co. LLC		87023109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

May 1, 2010	June 30, 2009 to June 30, 2010	/s/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

•	America’s Value Portfolio, a series of:

Lord Abbett Series Fund, Inc.

is changed to:

•	Capital Structure Portfolio, a series of:

Lord Abbett Series Fund, Inc.

and

•	Large-Cap Core Portfolio, a series of:

Lord Abbett Series Fund, Inc.

is changed to:

•	Classic Stock Portfolio, a series of:

Lord Abbett Series Fund, Inc.

and

•	All Value Portfolio, a series of:

Lord Abbett Series Fund, Inc.

is changed to:

•	Fundamental Equity Portfolio, a series of:

Lord Abbett Series Fund, Inc.

and

•	International Portfolio, a series of:

Lord Abbett Series Fund, Inc.

is changed to:

•	International Opportunities Portfolio, a series of:

Lord Abbett Series Fund, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

EXHIBIT B

CERTIFIED RESOLUTIONS

The undersigned, Thomas R. Phillips, Vice President and Assistant Secretary of Lord Abbett Series Fund, Inc. (Developing Growth Portfolio, International Core Equity Portfolio, Total Return Portfolio and Value Opportunities Portfolio) (the “New Portfolios”), hereby certifies that the following are true and correct resolutions of each Board of Directors (Trustees) of the above-named Corporation (Company) duly adopted on March 3, 2010.

RESOLVED, that the addition of each New Portfolio to the joint fidelity bond issued by ICI Mutual Insurance Company covering the Fidelity Bond Entities be, and it hereby is, approved as to amount, type, form and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of each New Portfolio to which persons covered by the bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the portfolio; and further

RESOLVED, that the portion of the premium to be paid by each New Portfolio for such joint fidelity bond be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the joint fidelity bond and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each New Portfolio is less than the premium each New Portfolio would have had to pay if it had provided and maintained a fidelity bond which covers only a New Portfolio as the insured.

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

May 25, 2010

CERTIFIED RESOLUTIONS

The undersigned, Thomas R. Phillips, Vice President and Assistant Secretary of Lord Abbett Affiliated Fund, Inc.; Lord Abbett Blend Trust; Lord Abbett Bond-Debenture Fund, Inc.; Lord Abbett Developing Growth Fund, Inc.; Lord Abbett Global Fund, Inc.; Lord Abbett Investment Trust; Lord Abbett Large-Cap Growth Fund; Lord Abbett Mid-Cap Value Fund, Inc.; Lord Abbett Research Fund, Inc.; Lord Abbett Securities Trust; Lord Abbett Series Fund, Inc.; Lord Abbett Municipal Income Fund, Inc.; Lord Abbett Municipal Income Trust and Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (collectively the “Funds”), hereby certifies that the following are true and correct resolutions of each Board of Directors (Trustees) of each above-named Corporation (Trust) duly adopted on June 29, 2009.

RESOLVED, that coverage under the Blanket Fidelity Bond (the “Bond”) issued by ICI Mutual Insurance Company (“ICIM”) to each of the Lord Abbett Funds, Lord, Abbett & Co. LLC, Lord Abbett Distributor LLC, Lord, Abbett & Co. LLC 401(k) Retirement Plan, and Lord Abbett Benefits Trust, in the amount of $30 million, and with a deductible amount of $100,000, is hereby approved as to amount, type, form, and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of each Lord Abbett Fund to which persons covered by the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Lord Abbett Funds’ portfolios; and further

RESOLVED, that the portion of the premium to be paid by each Lord Abbett Fund for such Bond be, and hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the Bond and the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Lord Abbett Fund is less than the premium each Lord Abbett Fund would have had to pay if it were to provide and maintain a fidelity bond which covers only that Lord Abbett Fund as the insured.

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

June 29, 2009

EXHIBIT C

Each of the Lord Abbett registered investment companies, had they not been jointly insured under this Fidelity Bond, would have had to provide and maintain single insured bonds based on their respective assets as of as June 30, 2009 in the following amounts:

LORD ABBETT FUNDS	Portfolio Assets as of 6/30/09	Total Registered Management Investment Company Assets as of 6/30/09	Amount of Single Insured Bond
Lord Abbett Affiliated Fund, Inc.	$9,345,989,739	$9,345,989,739	$
Lord Abbett Blend Trust		$1,139,415,040	$
Lord Abbett Small-Cap Blend Fund	$1,139,415,040
Lord Abbett Bond-Debenture Fund, Inc.	$7,104,979,230	$7,104,979,230	$
Lord Abbett Developing Growth Fund, Inc.	$793,294,735	$793,294,735	$
Lord Abbett Global Fund, Inc.		$206,393,296	$
Lord Abbett Global Allocation Fund	$77,992,352
Lord Abbett Developing Local Markets Fund	$128,400,944
Lord Abbett Investment Trust		$6,369,589,367	$
Lord Abbett Convertible Fund	$340,413,803
Lord Abbett Core Fixed Income Fund	$325,709,070
Lord Abbett Floating Rate Fund	$277,478,626
Lord Abbett High Yield Fund	$553,494,433
Lord Abbett Income Fund	$631,055,606
Lord Abbett Short Duration Income Fund	$1,374,501,734
Lord Abbett Total Return Fund	$1,222,753,571
Lord Abbett Balanced Strategy Fund	$1,073,453,689
Lord Abbett Diversified Income Strategy Fund	$109,827,491
Lord Abbett Growth & Income Strategy Fund	$359,829,337
Lord Abbett Diversified Equity Strategy Fund	$101,072,007
Lord Abbett Mid-Cap Value Fund, Inc.	$2,476,938,666	$2,476,938,666	$
Lord Abbett Research Fund, Inc.		$5,286,549,270	$
Lord Abbett Capital Structure Fund	$1,250,223,488
Lord Abbett Growth Opportunities Fund	$509,697,768
Lord Abbett Classic Stock Fund	$858,442,240
Small-Cap Value Series	$2,668,185,774

LORD ABBETT FUNDS	Portfolio Assets as of 6/30/09	Total Registered Management Investment Company Assets as of 6/30/09	Amount of Single Insured Bond
Lord Abbett Securities Trust		$4,534,150,119	$
Lord Abbett Alpha Strategy Fund	$465,238,233
Lord Abbett Fundamental Equity Fund	$2,278,283,172
Lord Abbett International Core Equity Fund	$806,367,316
Lord Abbett International Dividend Income Fund	$170,048,422
Lord Abbett International Opportunities Fund	$249,157,928
Lord Abbett Large-Cap Value Fund	$47,715,037
Lord Abbett Micro-Cap Growth Fund	$62,839,833
Lord Abbett Micro-Cap Value Fund	$73,796,670
Lord Abbett Value Opportunities Fund	$380,703,508
Lord Abbett Series Fund, Inc.[1]		$2,046,422,254	$
Bond-Debenture Portfolio	$348,960,861
Capital Structure Portfolio	$97,930,405
Classic Stock Portfolio	$23,824,123
Developing Growth Portfolio	$-0-
Fundamental Equity Portfolio	$86,931,831
Growth and Income Portfolio	$971,771,756
Growth Opportunities Portfolio	$84,741,295
International Core Equity Portfolio	$-0-
International Opportunities Portfolio	$32,904,647
Mid-Cap Value Portfolio	$399,357,336
Total Return Portfolio	$-0-
Value Opportunities Portfolio	$-0-
Lord Abbett Stock Appreciation Fund	$168,491,983	$168,491,983	$
Lord Abbett Municipal Income Fund, Inc.		$1,873,105,211	$
Lord Abbett California Tax Free Income Fund	$170,175,969
Lord Abbett Connecticut Tax Free Income Fund	$118,541,836
Lord Abbett Hawaii Tax Free Income Fund	$121,606,505
Lord Abbett Missouri Tax Free Income Fund	$159,819,945
Lord Abbett National Tax Free Income Fund	$934,434,972
Lord Abbett New Jersey Tax Free Fund	$120,092,246
Lord Abbett New York Tax Free Fund	$248,433,738
Lord Abbett Municipal Income Trust		$2,420,034,249	$
Georgia Series	$120,617,718
Lord Abbett High Yield Municipal Bond Fund	$1,026,975,248
Pennsylvania Series	$87,961,005
Lord Abbett Intermediate Tax-Free Fund	$845,842,889
Lord Abbett Short Duration Tax Free Fund	$338,637,389
Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc.	$660,096,552	$660,096,552	$

[1]

As amended on May 1, 2010 to reflect (1) the addition of Lord Abbett Series Fund, Inc. – Developing Growth Portfolio, International Core Equity Portfolio, Total Return Portfolio and Value Opportunities Portfolio; (2) the name changes of Lord Abbett Series Fund, Inc. – Capital Structure Portfolio (formerly, America’s Value Portfolio), Classic Stock Portfolio (formerly, Large-Cap Core Portfolio), Fundamental Equity Portfolio (formerly, All Value Portfolio), and International Opportunities Portfolio (formerly, International Portfolio).